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                              PROSPECTUS SUPPLEMENT

                      (TO PROSPECTUS DATED OCTOBER 7, 1996)

                       BENEDEK COMMUNICATIONS CORPORATION

                              Offer to Exchange its
         13 1/4% Senior Subordinated Discount Notes due 2006, which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding
               13 1/4% Senior Subordinated Discount Notes due 2006

              The Exchange Offer will expire at 5:00 p.m. New York
                 City time, on November 6, 1996, unless extended

                             ----------------------

                               RECENT DEVELOPMENTS


        Benedek Communications Corporation (the "Company") recently announced its results of operations for the three and nine month periods ended September 30, 1996 as follows:

=====================================================================================================================
                                      Three Months Ended                             Nine Months Ended
---------------------------------------------------------------------------------------------------------------------
                            September 30,           September 30,           September 30,          September 30,
                                1995                     1996                    1995                  1996
---------------------------------------------------------------------------------------------------------------------
Net revenues                      $12,191,064              $29,786,194             $36,249,720          $59,901,222
---------------------------------------------------------------------------------------------------------------------
Net revenues                      $28,091,356              $29,786,194             $87,845,440          $89,681,253
(same station) (a)
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                $(1,015,549)             $(5,188,874)              $6,020,775         $(8,231,513)
---------------------------------------------------------------------------------------------------------------------
Broadcast cash                     $4,874,352              $11,285,131             $15,140,159          $23,282,052
flow (b)
---------------------------------------------------------------------------------------------------------------------
Broadcast cash                    $10,886,864              $11,285,131             $35,903,714          $34,112,707
flow (same
station) (a)
---------------------------------------------------------------------------------------------------------------------
Adjusted                           $4,456,371              $10,591,757             $14,024,418          $21,501,243
EBITDA (c)
=====================================================================================================================



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(a)     The Company completed the acquisition of 13 television  stations on June
        6, 1996. Net revenues and broadcast cash flow on a same station basis refers to the historical net revenues and broadcast cash flow of all 22 stations currently owned by the Company as if such stations were owned by the Company throughout the period without any other pro forma adjustments.

(b) Broadcast cash flow is defined as operating income before financial income as derived from the consolidated statements of operations plus depreciation and amortization, amortization of program broadcast rights, corporate expenses and non-cash compensation less payments for program broadcast rights.

(c) Adjusted EBITDA is defined as operating income before financial income as derived from the consolidated statements of operations plus depreciation and amortization, amortization of program broadcast rights and non-cash compensation less payments for program broadcast rights.

---------

        The increases in net revenues, broadcast cash flow and Adjusted EBITDA on an historical basis are the result of the acquisition by the Company of 13 network-affiliated television stations which was completed on June 6, 1996. Prior to that time, the Company owned nine network-affiliated stations.

        The results for the nine month period ended September 30, 1996 were adversely affected by increased expenses at certain of its recently acquired stations during the second quarter prior to their acquisition by the Company and by unexpected weakness in advertising revenues for the Company's 12 CBS affiliated stations and six ABC affiliated stations in the second and third quarters. As a result, the Company and its wholly-owned subsidiary, Benedek Broadcasting Corporation ("BBC"), will not meet certain financial ratios contained in their Bank Credit Agreement. The Company and BBC have requested that the lenders under the Credit Agreement waive such non-compliance and the Company and BBC expect to obtain such waivers prior to their formal report on the results of operations for the third quarter.

        Furthermore, the results for the second and third quarters of fiscal 1996 will continue to affect the ability of the Company and BBC to meet financial ratios in their Bank Credit Agreement for the full fiscal 1996 year and during fiscal 1997. During the fourth quarter of 1996, the Company and BBC intend to discuss with their bank lenders a further amendment to their Bank Credit Agreement.

                            -------------------------

        This Prospectus Supplement contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including changes in national and regional economies, competition in the television business, successful integration of acquired television stations, pricing fluctuations in local and national advertising, program ratings and changes in programming costs, among other factors.

                            -------------------------

           The date of this Prospectus Supplement is October 31, 1996


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